Exhibit 11.1
     Computation of Earnings per Share
     The following represents the computation of earnings per share reflecting the assumption that the granted shares under the option and warrants plan which would be dilutive will be exercised.

	Year Ended
	December 31
	2008	2007	2006
Net earnings applicable to common shareholders —	$2,722,081	$909,751	$1,351,673
basic
Add: Dividend to preferred shareholders	—	—	—
Less: Change in fair value of warrants	—	—	(841,215)

Net earnings — diluted	$2,722,081	$909,751	$510,458

Weighted average common shares outstanding — basic	9,783,384	9,842,990	9,011,649
Common share equivalents relating to:
Stock Options	110,640	294,368	374,689
Warrants	—	142,577	—
Restricted Stock	15,656	16,621	—

Weighted average common shares outstanding - diluted	9,909,680	10,296,556	9,386,338

Net Earnings Per Share:
Basic	$0.28	$0.09	$0.15
Diluted	$0.27	$0.09	$0.05
Anti-dilutive options, warrants and restricted stock not included in the diluted earnings per share computations	1,654,667	142,750	1,196,840